December 21, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Context Insurance Linked Income Fund

File Nos. 033-11905 and 811-05010 (formerly Rational Insurance Linked Income Fund)

Dear Ms. Bentzinger:

On October 15, 2018, Mutual Fund and Variable Insurance Trust (the "Trust" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement") with respect to the Context Insurance Linked Income Fund. On November 28, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Summary prospectus edits have been carried over to the statutory prospectus. The Registrant notes that the Fund has been renamed as the Context Insurance Linked Income Fund and that the Registrant will reflect this in its upcoming amended registration statement filing to be made pursuant to Rule 485(b).

GENERAL

Comment 1. On the facing sheet to the filing in the future, please include the filing date and the Securities and Investment Company Act numbers of the Registrant.

Response. The Registrant undertakes to include the filing date and the Securities and Investment Company Act numbers of the Registrant on the facing sheet in future filings.

Comment 2. On the EDGAR system, please include ticker symbols in the next EDGAR filing made after such symbols are available.

Response. The Registrant undertakes ensure that ticker symbols will be added on EDGAR.

PROSPECTUS

Comment 3. In the fee table, under the column entitled Institutional Shares, please change the 12b-1 description from "none" to 0.00% as the 12b-1 fees may imposed in the future.

4847-4230-1825.1

Response. The Registrant has made the requested revision.

Comment 4. On the fee table with respect to acquired fund fees and expenses, please attach footnote 3 and footnote 4.

Response. The Registrant has made the requested revision.

Comment 5. With respect to the fee table footnote 1, please include the Class A waiver in Appendix A with an identification of specific brokers who are entitled to a waiver of contingent deferred sales charges.

Response. Upon review the Registrant notes that this is a complex and conditional contingent deferred sales charge. Specifically, it requires both (1) a shareholder to purchase at least $1 million worth of shares (such that the breakpoint schedule reduces the load to zero) and (2) requires that the distributor pay a commission to the selling broker. Consequently, the Registrant believes that it would be impractical to describe in a footnote. However, to clarify the disclosure, the Registrant has changed "may" to "will" in footnote 1 and referred investors to the Appendix A broker-specific waivers and conditions.

Comment 6. With respect to the fee table footnote 5, include a description that amounts recaptured are taken into account when determining whether or not recapture is available.

Response. The Registrant has made the requested revision.

Comment 7. Under the third sentence of Principal Investment Strategies, there is a description of ETFs. Please change the description from primarily investing in to investing at least 80% of assets.

Response. The Registrant has made the requested revision.

Comment 8. Under Principal Investment Strategies, the last sentence of the first paragraph refers to money market funds. Include a principal investment risk for money market funds or provide an explanation as to why this would be unwarranted.

Response. The reference to money market funds has been deleted.

Comment 9. Under Principal Investment Strategies, in the second paragraph, please clarify that swaps refer to event-linked swaps

Response. Upon review, the Registrant believes the disclosures should remain as is because the swaps being described are on event-linked reference securities and to refer to the swaps themselves as event-linked might tend to lead to investor confusion.

Comment 10. Under Principal Investment Strategies, the third paragraph, when referring to junk bonds, please specify if defaulted junk bonds would be a permissible investment.

Response. Purchasing bonds in default is not part of the Fund's strategy. However, the Registrant wishes to note that event-linked bonds such as catastrophe-linked "CAT" bonds may experience principal write-downs according to their terms. This is similar to asset-backed securities (ABS) and mortgage-backed securities (MBS), which also may experience principal write-downs according to their terms. The Registrant further notes that a principal write-down according to the terms of an event-linked bond does not constitute a default. The Registrant has amended the principal investment strategy disclosures in the statutory portion of the prospectus to provide additional information on this aspect of event-linked and CAT bonds. Additionally, the Registrant believes present risk disclosures address this point.

Comment 11. Under Principal Investment Risks, please consider whether limited history of operations or new fund risk is a principal risk, and if so, please include.

Response. Upon review, the Registrant believes this is a principal risk and has amended the principal risk section to include such a disclosure as limited history of operations risk.

Comment 12. Under Principal Investment Risks, please consider adding separate interest rate risk and prepayment risks.

Response. Upon review of the nature of investments to be made by the Fund, the Registrant does not believe that its principal investment strategy will expose the Fund to prepayment risk as a principal risk. The Registrant notes that prepayment risk is presently disclosed in the non-principal risk section. As to interest rate risk, the Registrant notes that it believes this is presently disclosed under "Changing Fixed Income Market Conditions Risk" and "Fixed Income Risk" and that to present it a stand-alone risk would tend to be duplicative.

Comment 13. Under Principal Investment Risks, Below Investment Grade Risks, the disclosure states there is no minimum rating. Please amend Principal Investment Strategies to align with this recitation that no minimum rating is required.

Response. The Registrant has made the requested revision.

Comment 14. Under Credit Risk in Principal Investment Risks, please add a general description of credit risk such as default on principal and interest as a lead-in sentence.

Response. The Registrant has made the requested revision as follows. "Generally, credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund's total return. Credit risk may be substantial for the Fund."

Comment 15. Under Principal Investment Risks, under Foreign Risks, it states that the Fund may invest in emerging markets without limit. If so, please add this to the Principal Investment Strategies and as a stand-alone emerging market risk or revise this risk disclosure accordingly.

Response. The Registrant has removed any references to emerging markets in the principal strategy and risk disclosures.

Comment 16. Please provide supplementally the expected broad-based securities market index the Fund expects to use for performance comparison.

Response. The Registrant expects to use ICE Bank of America Merrill Lynch (BofA ML) 3-month U.S. Treasury Bill Index. The Registrant believes this index is reasonable because of the following reasons. On average, approximately 70-85% of the Fund's portfolio will be invested in catastrophe bonds. Catastrophe bonds are typically floating rate notes that pay a fixed interest spread over a floating reference rate. The fixed interest spread is based on the probability of a natural or man-made catastrophe occurring, and is not related to the typical performance drivers of standard debt instruments that are reflected in most standard debt indices. The reference rate is most often a U.S. Treasury-related rate, such as 3-month T-bills or the 7-day U.S. Treasury Money Market Fund rate. The portfolio is designed to deliver an excess return over this reference rate. By using the 3-month T-bill rate as a benchmark, investors can see how much excess return the Fund is providing them.

Comment 17. Under sub-advisor, there is no name for the sub-advisor nor is there a name for the sub-advisor portfolio manager. Please explain supplementally why this is the case and also confirm that all sub-advisor strategies were included in the A filing.

Response. The Registrant notes that at the time of the filing the sub-adviser was in the process of formation and did not have a settled upon name nor identified a portfolio manager. The Registrant confirms that all sub-adviser strategies were included in the A filing.

Comment 18. The Item 9 disclosures are identical to the summary prospectus disclosures. Please endeavor to make the summary prospectus a genuine summary.

Response. The Registrant has made reductions in the length of summary prospectus disclosures.

Comment 19. Under the 80% investment test, please confirm that derivatives are valued at a mark-to-market basis.

Response. The Registrant so confirms.

Comment 20. Please confirm that the Fund will look through Underlying Funds for purposes of the 80% test.

Response. The Registrant so confirms.

Comment 21. Under Principal Investment Risks, please include Underlying Fund Risk and Prepayment Risks if the Registrant determines these are Principal Investment Risks.

Response. Upon review of the nature of investments to be made by the Fund, the Registrant does not believe prepayment risk or underlying fund risk are principal risks.

Comment 22. On page 41 under the description of Class A shares, please include reference to a contingent deferred sales charge.

Response. The Registrant has made the requested revision by adding the following, which is marked by underlining.

Class A Shares

•	Front-end sales charges, as described below under "Sales Charges."
•	Back-end deferred sales charges on shares sold within 24 months of purchase and as described below under "Sales Charges."
•	Distribution (Rule 12b-1) fees of 0.25% of the Fund's average daily net assets.
•	A non-Rule 12b-1 shareholder servicing fee of 0.25% of the Fund's average daily net assets.

Comment 23. Page 42, please bold sentences 2 and 3 under the Sales Charge description.

Response. The Registrant has made the requested revision.

Comment 24. On Page 42, there is a reference to a footnote marked with a plus sign. Please identify all intermediaries that would receive special waiver privileges or clarify that these waivers apply to all intermediaries.

Response. The Registrant notes that present disclosures refer investors to the Appendix A broker-specific waivers, which it believes is consistent with the treatment given in the response to comment number 5.

Comment 25. Pursuant to Item 12(A)(4), please add a description of the notice and records that must be kept by shareholders wishing to avail themselves of certain breakpoints.

Response. The Registrant has made the requested revisions, which are marked by underlining.

Letter of Intent: An investor may qualify for a reduced sales charge immediately by stating his or her intention to invest in the Fund, during a 13-month period, a dollar amount that would qualify for a reduced sales charge set forth in the table under the sub-section "Sales Charges" above, and by signing a Letter of Intent, which may be signed at any time within 90 days after the first investment to be included under the Letter of Intent. However, if an investor does not buy enough shares to qualify for the lower sales charge by the end of the 13-month period (or when you sell your shares, if earlier), the additional shares that were purchased due to the reduced sales charge credit the investor received will be liquidated to pay the additional sales charge owed. You must retain any records necessary to substantiate historical costs of share purchases because the Fund, the transfer agent and any financial intermediaries may not maintain this information.

Rights of Accumulation: You may add the current value of all of your existing Fund shares to determine the front-end sales charge to be applied to your current Class A purchase. Only balances currently held entirely at the Fund or, if held in an account through a financial services firm, at the same firm through whom you are making your current purchase, will be eligible to be added to your current purchase for purposes of determining your Class A sales charge. You may include the value of the Fund's investments held by the members of your immediately family, including the value of Fund's investments held by you or them in individual retirement plans, such as individual retirement accounts, or IRAs, provided such balances are also currently held entirely at the Fund or, if held in an account through a financial services firm, at the same financial services firm through whom you are making your current purchase. The value of shares eligible for a cumulative quantity discount equals the cumulative cost of the shares purchased (not including reinvested dividends) or the current account market value; whichever is greater. The current market value of the shares is determined by multiplying the number of shares by the previous day's NAV. If you believe there are cumulative quantity discount eligible shares that can be combined with your current purchase to achieve a sales charge breakpoint, you must, at the time of your purchase (including at the time of any future purchase) specifically identify those shares to your current purchase broker-dealer.

If you plan to rely on this right of accumulation, you must notify the Fund's distributor, Northern Lights Distributors, LLC, directly or through your financial intermediary, at the time of your purchase. You must provide the distributor or your financial intermediary your account numbers. If applicable, you must provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Comment 26. The description of the shareholder servicing plan on page 45 is inconsistent with the fee table with respect to the Class C shares. Please amend accordingly.

Response. Upon review, the Registrant believes that present disclosures are correct because Class C shares may pay shareholder service fees both under the 12b-1 plan and the shareholder servicing plan.

Comment 27. On page 48 under How to Redeem Shares, there is a recitation that brokers may enforce an earlier cut-off time. Please remove this sentence or include specific knowledge of which brokers and which cut-off time or provide an explanation of how leaving this sentence would be consistent with Rule 22(C)(1).

Response. The Registrant has remove the sentence.

Comment 28. On page 49 under Additional Information, please include the number of days for redeeming shareholders to receive payment and specify if the method of payment would result in a different number of days. Additionally, please change the reference of five business days to seven calendar days and include a reference to redemption proceeds paid in-kind.

Response. The Registrant has made the requested revision with respect to in-kind redemptions and believes present disclosures address differing methods of payment.

Comment 29. On page 55 when describing the Expense Limitation Agreement's recoupment features, please include an explanation that recoupment is permissible after receipt of recouped amounts are taken into account.

Response. The Registrant has made the requested revision.

Comment 30. Under Appendix A, please add a definition of "fund family."

Response. The Registrant has included a definition of fund family as "any other fund within the Trust advised by the Advisor."

SAI

Comment 31. Under Investment Restrictions, please review full references to assets or net assets when referring to concentration to make sure that the list of restrictions is consistent throughout and remove the Fundamental Investment Restriction No. 7 because the Fund is non-diversified. When referring to non-fundamental investment policies, include a sentence describing their nature stating that they can be changed without shareholder approval.

Response. The Registrant has made the requested revision.

Comment 32. Under Trustee Compensation, please revise the estimated compensation time period to 2019.

Response. The Registrant has made the requested revision.

Comment 33. When referring to shares of the Fund held by Trustees and Officers, please include a recitation that it is less than 1% as of the date specified to be within 30 days of filing.

Response. The Registrant has made the requested revision.

Comment 34. On page 43, please include the same edits related to recaptured amounts being taken into account before determination of whether recapture is permissible.

Response. The Registrant has made the requested revision.

Comment 35. On page 58 when describing the history of proxy voting, please include information stating that it covers the most recent 12 month period ended June 30th.

Response. The Registrant has made the requested revision.

PART C

Comment 36. Please assure that the legal opinion and consent from Thompson Hine consents to naming Thompson Hine in the Registration Statement.

Response. The Registrant will assure that the legal opinion and consent from Thompson Hine consents to naming Thompson Hine in the Registration Statement.

Comment 37. With respect to exhibits that were referred to as to be filed by amendment, please ensure that conformed versions of these exhibits are included.

Response. The Registrant will file conformed versions of these exhibits.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport